Exhibit (a)(2)

Sentio Healthcare Properties, Inc. Update

This is to let you know, if you are not already aware, that on February 5, 2016, MacKenzie Realty Capital, Inc. commenced an unsolicited tender offer to purchase up to 600,000 shares at $5.00 per share of Sentio Healthcare Properties, Inc.

A copy of the Company’s response, filed on February 12, 2016 with the SEC, is attached for your information. These materials will be sent to shareholders in the next few days. Both the tender offer (Schedule TO) and the Company’s response (Schedule 14D-9) can be viewed at www.sec.gov.

If after reviewing the Company’s recommendation you have questions, please call us at (888) 811-1753.